Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Mitsui Sumitomo Insurance Group Holdings, Inc. Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)
September 30, 2009
Aioi Insurance Co., Ltd.
Nissay Dowa General Insurance Co., Ltd.
Mitsui Sumitomo Insurance Group Holdings, Inc.
Aioi Insurance, Nissay Dowa General Insurance, and Mitsui Sumitomo Insurance
Group Reach Basic Agreement on Business Integration
—To become a world-class insurance and financial group—
     Aioi Insurance Co., Ltd. (president: Tadashi Kodama) (“Aioi”), Nissay Dowa General Insurance Co., Ltd. (president: Ichiro Tateyama) (“NDGI”) and Mitsui Sumitomo Insurance Group (Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) and Mitsui Sumitomo Insurance Company, Limited (“MSI”); president: Toshiaki Egashira) (the “Parties”) have now reached an definitive agreement on their Business Integration after discussions as announced on January 23, 2009. Aioi, NDGI and MSIGH are pleased to announce that they entered into a share exchange agreement and Aioi and NDGI a merger agreement, both of which are conditional on the Parties’ receiving approvals from their respective shareholders meetings and obtaining permissions and other approvals from relevant authorities.

I	Purpose of the Business Integration and Vision of Corporate Group

1	Purpose of the Business Integration
     To achieve sustainable growth and to enhance enterprise value through the creation of a globally operating and world-leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quantity of operational bases and corporate resources.

2	Vision of Corporate Group
     The Parties made out the group’s Mission, Vision and Values in order to manifest the vision of the corporate group they aim to become so as to realize the purpose of the Business Integration.
(1)	Our Mission
     To contribute to the development of a vibrant society and help secure a sound future for the earth, by bringing security and safety through the global insurance and financial services business.
(2)	Our Vision
     To create a world-leading insurance and financial services group that continues to seek sustainable growth and to enhance enterprise value.
(3)	Our Values
[CUSTOMER FOCUSED] We continuously strive to provide security and achieve customer satisfaction.
[INTEGRITY] We are sincere, kind, fair and just in all our dealings with everyone.
[TEAMWORK] We achieve mutual growth by respecting one another’s individuality and opinions, and by sharing knowledge and ideas.
[INNOVATION] We listen to our stakeholders and continuously seek ways to improve our work and business.
[PROFESSIONALISM] We make continuous efforts to improve our skills and proficiency to provide high quality services.

II	Overview of the New Integrated Group

1	Method of Business Integration
(1)	The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI. At the same time as the Business Integration is consummated, MSIGH will change its corporate name, as set out in section 6.

(2)	After the Business Integration is consummated, Aioi and NDGI will merge, the surviving company of which will be Aioi. At the same time as the merger is consummated, Aioi will change its corporate name, as set out in section 6.

2	Timing of Share Exchange and Merger
     The Business Integration (share exchange) will take effect on April 1, 2010, and the merger between the two companies on October 1, 2010.

3	Terms of Share Exchange and Merger
(1)	Schedule for share exchange and merger

Resolution of Board of Directors on share exchange and merger:
September 30, 2009
Execution of share exchange agreement and merger agreement:
September 30, 2009
Public notice of record date for voting at extraordinary general meeting of shareholders:
October 5, 2009 (planned)
Record date for voting at extraordinary general meeting of shareholders:
October 21, 2009 (planned)
Extraordinary general meeting of shareholders approving share exchange & merger:
December 22, 2009 (planned)
Date of delisting (See Note below):
March 29, 2010 (planned)
Date of share exchange (effective date):
April 1, 2010 (planned)
Date of merger (effective date) (See Note below):
October 1, 2010 (planned)

(Note)	The schedule concerning the delisting and the merger relate only to Aioi and NDGI. The date of delisting of Aioi and NDGI shown above is based on the “Abolishment of T+4 Settlement and Trading Suspension for a Predetermined Period” released from relevant stock exchanges. Provided the abolishment is not implemented as announced, the date of delisting would be March 26, 2010.
(2)	Details of allotment regarding share exchange between Aioi and MSIGH
     The shares of common share of MSIGH to be allotted for each share of common share of Aioi are 0.190 shares.

		MS&AD Holdings
	Aioi	(currently MSIGH)
Allotment regarding share exchange	0.190	1

*	Number of new shares of MSIGH (MS&AD Holdings) to be issued in the share exchange: 143,678,268 shares of common share (planned)

The number of new shares to be issued by MSIGH may change if the total number of issued shares of Aioi changes.
(3)	Details of allotment regarding share exchange between NDGI and MSIGH
     The shares of common share of MSIGH to be allotted for each share of common share of NDGI are 0.191 shares.

		MS&AD Holdings
	NDGI	(currently MSIGH)
Allotment regarding share exchange	0.191	1

*	Number of new shares of MSIGH (MS&AD Holdings) to be issued in the share exchange: 74,500,660 shares of common share (planned)

The number of new shares to be issued by MSIGH may change if the total number of issued shares of NDGI changes.
(4)	Details of allotment regarding merger of Aioi and NDGI
     No share of common share or other asset of Aioi Nissay Dowa (currently Aioi) to be allotted in the merger, since Aioi and NDGI will have become wholly owned subsidiaries of MS&AD Holdings by the time of the merger.
(5)	Handling of share acquisition rights in connection with the share exchange
     Aioi will acquire without compensation and cancel all of the issued share acquisition rights by the previous day of the share exchange.

4	Basis of Calculation for Details of Allotment in Share Exchange
     Aioi appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”) as its financial advisors. NDGI appointed Goldman Sachs Japan Co. Ltd. (“Goldman Sachs”) as its financial advisor. MSIGH appointed Nikko Citigroup Limited (“Nikko Citigroup”) as its main financial advisor, UBS Securities Japan Ltd. (“UBS”) and Daiwa Securities SMBC Co. Ltd. (“Daiwa Securities SMBC”) as its financial advisors.
(1)	Basis for financial analyses
     In order to support their respective efforts to ensure the fairness and appropriateness of the share exchange ratio, Aioi requested Nomura Securities and Morgan Stanley, NDGI requested Goldman Sachs, and MSIGH requested Nikko Citigroup to perform financial analyses relating to the applicable share exchange ratio under the Business Integration.
     See Attachment 1 “Overview of the Financial Analyses regarding the Allotment in Share Exchange” for the overview of the financial analyses relating to the share exchange ratios under the Business Integration conducted by Nomura Securities, Morgan Stanley, Goldman Sachs, and Nikko Citigroup.
(2)	Background to financial analyses
     Aioi, NDGI, and MSIGH together on several occasions conducted careful negotiations and discussions on the share exchange ratios, comprehensively taking into account such factors as the financial position, assets, and future prospects of each party, with Aioi making reference to the financial analyses prepared by Nomura Securities and Morgan Stanley with respect to the Aioi — MSIGH share exchange ratio, NDGI to the financial analyses prepared by Goldman Sachs with respect to the NDGI — MSIGH share exchange ratio, and MSIGH to the financial analyses prepared by Nikko Citigroup with respect to both share exchange ratios. As a result of the negotiations and discussions, the parties today finally reached the conclusion that the share exchange ratio set out above is appropriate and agreed to determine the share exchange ratio shown above.
(3)	Each party’s relationship with its financial advisers that performed financial analyses
     Nomura Securities, Morgan Stanley, Goldman Sachs, and Nikko Citigroup, do not constitute related parties of Aioi, NDGI, and MSIGH, respectively.
(4)	Prospects and reasons for delisting
     As a result of the share exchange, Aioi and NDGI will become wholly owned subsidiaries of MS&AD Holdings (currently MSIGH) as of April 1, 2010, and in accordance with the delisting standards of the relevant stock exchanges, the shares of each company are expected to be delisted on March 29, 2010.
(5)	Measures to ensure fairness
     In order to support their efforts to ensure that the share exchange ratio being considered in examining the share exchange is fair and appropriate, the three parties each appointed independent financial adviser (main financial adviser, as for MSIGH) to perform financial analysis relating to the applicable share exchange ratio and each received reports from them on their financial analyses. Each party also received opinions (so-called “fairness opinion”) from their financial advisers (main financial adviser, as for MSIGH) to the effect that the applicable share exchange ratio was fair from a financial perspective.
(6)	Measures to avoid conflict of interests
     No measure has been taken to avoid conflict of interests since there is no conflict regarding the share exchanges as no person serves as director or employee of two or more of the parties.

5	Outline of Parties
     See Attachment 2 “Outline of Parties”.

6	Parties after the Business Integration
(1)	Holding company
(i)	Corporate name and other details

(a)	New corporate name

MS&AD Inshuaransu Grupu Horudingusu Kabushiki Kaisha

(b)	New corporate name in English

MS&AD Insurance Group Holdings, Inc.

(c)	Shorthand name

MS&AD Holdings

(ii)	Head office

Chuo-ku, Tokyo

(iii)	Directors and corporate auditors (As at April 1, 2010)

It is planned that Toshiaki Egashira be elected as the president. There will be 13 directors, 4 of whom will be an outside director, and 5 corporate auditors, 3 of whom will be an outside corporate auditor.
(2)	New company formed out of the merger
(i)	Corporate name and other details

(a)	New corporate name

Aioi Nissei Dowa Songaihoken Kabushiki Kaisha

(b)	New corporate name in English

Aioi Nissay Dowa Insurance Company, Limited

(c)	Surviving company

Aioi is to be the surviving company in the merger.

(ii)	Head office

Shibuya-ku, Tokyo

(iii)	Directors and corporate auditors (As at October 1, 2010)

There will be 6 representative directors, 3 from each of Aioi & NDGI, and 2 chairmen, 1 from each of Aioi & NDGI.

It is planned that the president will be from Aioi.
(3)	Parties after the share exchange (As at April 1, 2010)

		(Wholly owned	(Wholly owned	(Wholly owning parent
		subsidiary in share	subsidiary in share	company in share
		exchange)	exchange)	exchange)
(i)	Name	Aioi Insurance Co., Ltd.	Nissay Dowa General Insurance Co., Ltd.	MS&AD Insurance Group Holdings, Inc. (currently Mitsui Sumitomo Insurance Group Holdings, Inc.)
(ii)	Address	Shibuya-ku, Tokyo	Kita-ku, Osaka-shi, Osaka	Chuo-ku, Tokyo
(iii)	Representative	Tadashi Kodama, President	Ichiro Tateyama, President	Toshiaki Egashira, President
(iv)	Businesses	Non-life insurance business	Non-life insurance business	Insurance holding company
(v)	Capital	100,000 million yen	47,300 million yen	100,000 million yen
(vi)	Accounting period	March	March	March
(vii)	Net assets	Not determined	Not determined	Not determined
(viii)	Total assets	Not determined	Not determined	Not determined
(4)	Parties after the merger (As at October 1, 2010)

(Wholly owned subsidiary in
share exchange)
		(Company surviving	(Wholly owning parent company
		absorption-type merger)	in share exchange)
(i)	Name	Aioi Nissay Dowa Insurance Company, Limited (currently Aioi Insurance Co., Ltd.)	MS&AD Insurance Group Holdings, Inc. (currently Mitsui Sumitomo Insurance Group Holdings, Inc.)
(ii)	Address	Shibuya-ku, Tokyo	Chuo-ku, Tokyo
(iii)	Representative	President will be from Aioi	Toshiaki Egashira, President
(iv)	Businesses	Non-life insurance business	Insurance holding company
(v)	Capital	100,000 million yen	100,000 million yen
(vi)	Accounting period	March	March
(vii)	Net assets	Not determined	Not determined
(viii)	Total assets	Not determined	Not determined
(images)

7	Group Corporate Governance
(1)	The new integrated group will establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets.

The Holding Company’s Function		The Group Operating Companies’ Function

•	Formulate and promote group strategies	•	Formulation of strategies and execution of operation within its business area
•	Group risks management	•	Management and administration of itself as an individual company
•	Capital policies
•	Promote integration
•	Promote shared services
•	Support development of businesses of group companies
•	Management and administration of group companies
(2)	Group system
(i)	For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion of operations, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance.

(ii)	Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other.

(iii)	The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization.

(iv)	Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties.
(3)	Management structure
(i)	The holding company will be a company with auditors and a board of auditors.

(ii)	The holding company will have a Nomination committee and a Remuneration committee as internal committees for the board of directors. These committees will provide the board of directors with advice. The majority of members of the committees are outside directors and the chairpersons of the committees are elected from among these outside directors.

(iii)	The holding company will introduce an executive officer system and separate the directors’ “management decision-making and supervisory roles” from the executive officers’ “execution of business role”, in pursuit of the prompt execution of business and effective decision making and management.

(iv)	Executive officers will be responsible for each of the divisions in the holding company and in charge of the promotion and coordination of the Group’s strategies.

III	Basic Strategy for the New Integrated Group

1	Basic Strategy
(1)	Win customers’ trust and realize growth through quality improvement.
(i)	Make every operation customer focused and deliver to all variety of customers products and services of the highest quality.

(ii)	Establish virtuous cycles and realize sustainable growth back by injecting profits obtained from growth into improving quality.
(2)	Integrate all the power of the Group and pursue group synergies to enhance profitability even further.
(i)	Aim to enhance efficiencies and increase group profitability by pursuing synergies within the Group.

(ii)	Revise all of the Group’s operations from the perspective of maximizing performance of the Group, utilizing integration of operational processes and computer systems and development of shared services, and capitalize on economies of scale.
(3)	Allocate resources strategically to selected and focused areas, as well as secure soundness of business operations.
(i)	Allocate expanded corporate resources into important and growing areas and aim to make an efficient use of resources and to accelerate growth of the Group.

(ii)	Secure the soundness of the entire Group, by conducting business operations in each group company with the soundness required in the insurance and financial service businesses and by establishing a Group-wide corporate governance structure with the core of the holding company.
(4)	Foster a corporate culture of challenging spirit as professionals and grow with employees and agencies.
(i)	Foster a corporate culture under which every single employee tackle challenges as a professional.

(ii)	Create a group that its members are proud of and want to work for and in which employees and agencies can grow with the Group.

2	Business Domain
     The new integrated Group grow as a group with business domains of domestic non-life insurance, domestic life insurance, overseas business, financial services, and risk-related services by expanding each of these businesses.

3	Synergies from the Business Integration
     We anticipates that the Group will be able to realize synergies from the Business Integration to the scale of more than 40 billion yen for FY2013, and, ultimately, approximately 50 billion yen [per annum] (compared with FY 2008 results). They are to be achieved by expanding our customer base through quality improvement of services for customers by utilizing the strengths of Aioi, NDGI, and MSIG, to enhance efficiencies through integration and standardization in the areas of no competition including operational processes and computer systems, and to realize quality improvements of business.
(1)	Streamlining of systems development and operations costs by integrating the computer systems of the three companies

(12 billion yen) (Note)

(Note) More than 20 billion yen from FY 2015

(2)	Integration of sales and claims handling facilities, effective use of real property, and streamlining of printing and distribution costs

(10 billion yen)

(3)	Streamlining expenses such as expenses to outside vendors, daily activity costs, and personnel expenses, through reconstruction of business processes and structures, etc.

(15 billion yen)

(4)	Concentrated allocation of corporate resources into growing markets, further cultivation of close customer markets, improvements in the loss ratio of the Group by sharing the each company’s know-how on underwriting and loss prevention, and mutual use of overseas networks, etc.

(5 billion yen)

*	Figures shown within ( ) indicates estimated results of the Integration for the FY 2013 compared with FY 2008 results.
     Cumulative non-recurring costs such as system integration costs are estimated at approximately 70 billion.

4.	Basic Policy for System Integration in the Area of Non-life Insurance
     The new integrated group will construct and share within the group a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes to cut a total of 20% or more of the entire development and operational costs in systems.
(Method and timing of the integration)
(i)	To jointly construct a new infrastructure which will come into operation in April 2013.

(ii)	To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete in integration in April 2014,

(iii)	For the three companies to jointly establish the System Integration Committee (Note) to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of the construction.
(Note)	The System Integration Committee will be organized within the Integration Promotion Committee to oversee the progress and the risks that may accompany the system integration. This committee will consult on important matters such as consultation on important issues concerning the system integration and decision-making on system migration. In addition, the System Integration Committee will assign a third party firm to evaluate the framework of the risk management accompanying the overall Business Integration, including the system integration.

IV.	Basic Strategies of Aioi Nissay Dowa Insurance Co.,Ltd.
(1)	Create a company that is chosen based on the trusts of customers for superior quality
(i)	Provide high-quality products and services to all customers based on customer-first principles

(ii)	Devote resources to infrastructure development for quality improvement of business operation
(2)	Utilize resources and strengthen corporate growth by devoting increased management resources to important and growing business fields
(i)	Develop channel strategies to increase presence in the retail market by utilizing cooperative channels developed by various agencies

(ii)	Accelerate market cultivation in Toyota and Nippon Life market having more potentiality to develop by working together and improving response capabilities

(iii)	Secure high growth in the wholesale field by utilizing wide cooperative relationship beyond conventional trading relation with financial institutions and corporations

(iv)	Accelerate overseas business development by expanding the network of new group and promptly dispatching human resources
(3)	Realize high efficiency and profitability as soon as possible by pursuing group synergies
(i)	Stabilize low loss ratios by smoothly sharing management system and know-how of claims service centering on process management

(ii)	Develop local management system that unifies sales, claim services and business operation focusing on profitability by introducing regional head office system

(iii)	Secure stable investment income by making well-balanced investment portfolios

(iv)	Achieve benefits of the merger of the two companies as soon as possible by integrating systems and branch officers and devoting resources to growing business fields
(4)	Develop operation system that responds to changes in market environment by achieving top-class financial base in the industry and reinforcing risk management system
(i)	Strengthen equity capital base by increasing retained earnings

(ii)	Stabilize and reinforce financial base by improving risk management system
(5)	Create corporate culture that accepts new challenges and grow together with employees and agencies
(i)	Enhance communication with stakeholders and create new corporate culture by integrating into a company in a quick and efficient manner

(ii)	Create vibrant work environment that promotes teamwork and give employees feelings of job satisfaction to utilize employees’ individual strengths through the career improvement programs which support employees’ individual challenges
     Additionally, Aioi and NDGI have reached an agreement with Nippon Life Insurance Company (“Nissay”) today to maintain and develop the comprehensive insurance strategy of Nissay in place at Aioi and NDGI and expand each parties customer base and operations.

V.	Numerical Targets
1.	Business Portfolio

(unit : billion yen)
	Fiscal year	Fiscal year		Fiscal year
	2008	2009		2013
Profit Indicators for the group (Note)	(27.1)	41.0		150
Domestic non-life insurance	7.6	26.6		100
		[65	%]	[67	%]
Domestic life insurance	(3.6)	1.5		15
		[4	%]	[10	%]
Overseas business	(28.6)	12.0		30
		[29	%]	[20	%]
Financial services/Risk related service business	(2.4)	0.9		5
		[2	%]	[3	%]

(Note)	Profit Indicators for the group

Group’s Core Profit = consolidated net income - net capital gains/losses on stock portfolio (gains/losses from sale, etc.) - net evaluation gains/losses on credit derivatives - other incidental factors + equity in earnings of the non-consolidated group companies
2.	Numerical Targets

	(unit : billion yen)
	Fiscal year	Fiscal year	Fiscal year
	2008	2009	2012
Non-life consolidated net premiums written	2,591	2,550	2,700
Life annualized premium in force (Note 1)	265	269	330
ROE based on Group Core Profit (Note 2)	—	2.5%	7%

(Note 1)	Total of annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life (excluding group insurance)

(Note 2)	ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts)

ROE for FY 2008 is not indicated due to negative number.
3	Future Prospects and Others
(1)	Overview of accounting matters

The share exchange is expected to be an acquisition under the Accounting Standards for Business Combinations (the purchase method will be applied). Amounts of goodwill to arise from the share exchange have not yet been determined at this stage.
(2)	Anticipated impact on business results

The effect of this agreement on the results of Aioi, NDGI, and MSIGH for the period ending March 2010 will be insignificant.

Reference:	Forecast of consolidated results for current period (announced August 10, 2008) and consolidated results for previous period
Aioi (Consolidated)

	Ordinary	Ordinary	Net profit at	Net profit per
	income	profit	end of period	share at end of
	(million yen)	(million yen)	(million yen)	period (yen)
Forecast results for current period (ending March 2010)	1,030,000	20,000	8,000	10.89
Results for previous period (ended March 2009)	1,075,517	(23,028)	(10,943)	(14.90)
NDGI

	Net income	Ordinary	Net profit at	Net profit per
	from premiums	profit	end of period	share at end of
	(million yen)	(million yen)	(million yen)	period (yen)
Forecast results for current period (ending March 2010)	312,500	11,000	4,500	11.85
Results for previous period (ended March 2009)	310,918	(16,841)	(6,738)	(17.74)
MSIGH (Consolidated)

	Ordinary	Ordinary	Net profit at	Net profit per
	income	profit	end of period	share at end of
	(million yen)	(million yen)	(million yen)	period (yen)
Forecast results for current period (ending March 2010)	1,890,000	30,000	22,000	52.46
Forecast results for previous period (ended March 2009)	2,040,013	(13,044)	8,192	19.45

Attachment 1
Overview of the Financial Analyses regarding the Allotment in Share Exchange
Nomura performed average market price analysis, comparable peer company analysis, dividend discount model analysis (“DDM Analysis”) and contribution analysis calculations with respect to Aioi and MSIGH. The calculation results based on each analysis are briefly summarized as follows. The calculated ranges of the Aioi share exchange ratios provided below show the ranges of the number of shares of MSIGH common stock that are to be allotted for each share of Aioi common stock.
The average market price analysis was based (1) on the Tokyo Stock Exchange closing stock prices on September 29, 2009 (the “Reference Date (i)”) and the average closing stock prices for each of the one-month, three-month and six-month periods up to and including Reference Date (i) and (2) on the Tokyo Stock Exchange closing stock prices on December 26, 2008 (the “Reference Date (ii)”), the business day immediately prior to December 28, 2008, the date on which there was press speculation regarding the Business Integration, and the average closing stock prices for each of the one-month, three-month and six-month periods up to and including Reference Date (ii).

Calculated Range of Aioi Share
	Analysis Method	Exchange Ratio
1-1	Average Market Price Analysis (Reference Date (i))	0.173 ~ 0.184
1-2	Average Market Price Analysis (Reference Date (ii))	0.150 ~ 0.160
2	Comparable Peer Company Analysis	0.143 ~ 0.305
3	DDM Analysis	0.182 ~ 0.259
4	Contribution Analysis	0.133 ~ 0.280
In performing its analysis, Nomura used information provided by Aioi and MSIGH as well as publicly available information. Nomura has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy and completeness. In addition, Nomura has not conducted any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura’s Aioi share exchange ratio calculations reflect information and economic conditions as of September 29, 2009, and Nomura has assumed that the financial forecasts (including profit plans and other information) provided by Aioi and MSIGH to Nomura have been reasonably prepared by the managements of each of Aioi and MSIGH on a basis reflecting the best currently available estimates and judgments of Aioi and MSIGH.
Nomura rendered its opinion to Aioi, dated September 29, 2009, stating that from a financial point of view, the agreed upon number of shares of MSIGH common stock to be allotted for each share of Aioi common stock is fair to the holders of Aioi common stock, subject to the conditions set forth above and certain other conditions.
Morgan Stanley analyzed Aioi and MSIGH by using the Historical Share Exchange Ratio Analysis, Comparable Companies Analysis, Discounted Dividend Analysis, Adjusted Net Asset Value Analysis and Precedent Transaction Analysis methodologies. The Historical Share Exchange Ratio Analysis designated September 29, 2009 as a record date (“Record Date ”) as well as December 26, 2008, the last trading day prior to the appearance of certain media reports speculating about the business integration, as another record date (“Record Date ‚”). The Historical Share Exchange Ratio Analysis used the closing share price on the Tokyo Stock Exchange as of each of Record Date  and Record Date ‚ and the average closing share prices during each of the one (1) month and three (3) month periods prior to and including Record Date  and Record Date ‚, respectively. The results from the analyses are as follow:

Aioi Share Exchange
Valuation Methodologies	Ratio Range
Historical Share Exchange Ratio Analysis (Record Date )	0.175~0.184
Historical Share Exchange Ratio Analysis (Record Date ‚)	0.150~0.160
Comparable Companies Analysis	0.171~0.213
Discounted Dividend Analysis	0.165~0.193
Adjusted Net Asset Value Analysis	0.180~0.202
Precedent Transaction Analysis	0.168~0.199
In deriving the Aioi Share Exchange Ratio ranges set forth above, Morgan Stanley relied upon the information provided by Aioi, NDGI, MSIGH and their respective major affiliates, information available to the public, and other information, assumed that all of the information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of either Aioi, NDGI or MSIGH or their respective affiliates.
Morgan Stanley rendered its fairness opinion to Aioi’s Board of Directors on September 29, 2009 which opined that the Aioi Share Exchange Ratio is, based on certain assumptions, fair from a financial point of view to holders of shares of Aioi common stock. Morgan Stanley’s fairness opinion was based on the information and economic conditions as of September 29, 2009.
Goldman Sachs, as part of the process of preparing its written opinion referred to below, performed a historical stock price analysis, a contribution analysis, and a dividend discount model (“DDM”) analysis, which DDM analysis was based on financial projections prepared by managements of the Three Companies, as approved for Goldman Sachs’ use by Nissay Dowa. The results of the respective analyses are shown below. The below ranges of the Nissay Dowa Share Exchange Ratio are for a number of shares of MSIG to be issued in exchange for one share of Nissay Dowa common stock assuming that 0.190 shares of MSIG will be issued in exchange for one share of Aioi common stock. In performing the stock price analysis, Goldman Sachs used September 17, 2009 as the base date, and reviewed the closing market prices of MSIG and Nissay Dowa on the base date and the closing market prices of MSIG and Nissay Dowa during the one-month, three-month and six-month periods ending on the base date as a basis for the analysis. Goldman Sachs delivered to Nissay Dowa a written opinion, approved by its fairness committee, that, as of September 30, 2009, and based upon and subject to certain conditions, including the assumptions described below, the Nissay Dowa Share Exchange Ratio pursuant to the Share Exchange Agreement was fair to the shareholders of Nissay Dowa from a financial point of view. Goldman Sachs provided its advisory services and the opinion expressed therein solely for the information and assistance of the Board of Directors of Nissay Dowa in connection with its consideration of the Nissay Dowa Share Exchange and such opinion does not constitute a recommendation as to how any shareholder of Nissay Dowa should vote with respect to such Share Exchange or any other matter. Goldman Sachs did not recommend any specific Nissay Dowa Share Exchange Ratio to Nissay Dowa or its Board of Directors or that any specific Nissay Dowa Share Exchange Ratio constituted the only appropriate Nissay Dowa Share Exchange Ratio. Please refer to Note which sets forth in more detail the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Range of Nissay Dowa
	Analysis Method	Share Exchange Ratio
1.	Stock Price Analysis	0.154 — 0.192
2.	Contribution Analysis	0.155 — 0.240
3.	DDM Analysis	0.184 — 0.194
Goldman Sachs’ analyses and opinion are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, September 30, 2009, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs assumed with Nissay Dowa’s consent that certain internal financial analyses and financial forecasts for the Three Companies, as well as certain cost savings and operating synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nissay Dowa.
(Note)
Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs Japan Co., Ltd. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Three Companies, Nippon Life Insurance Company, a major shareholder of Nissay Dowa (“Nippon Life”), Toyota Motor Corporation, a major shareholder of Aioi (“Toyota”), and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. We have acted as financial advisor to Nissay Dowa in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction, and Nissay Dowa has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to MSIG and its affiliates from time to time, including having acted as co-manager with respect to a public offering of 16,037,000 shares of common stock of Mitsui Sumitomo Insurance Company, Limited (“MSI”) by Banks’ Shareholdings Purchase Corporation in January 2007; and co-manager with respect to an offering of MSI’s unsecured bonds (aggregate principal amount 30 billion yen) in November 2007. We also have provided certain investment banking and other financial services to Toyota and its affiliates from time to time, including having acted as co-manager with respect to an offering of unsecured bonds by Toyota Finance Corporation (“Toyota Finance”), an affiliate of Toyota (aggregate principal amount 30 billion yen) in October 2006; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in February 2007; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in April 2007; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in July 2007; and co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 15 billion yen) in October 2007. We also may provide investment banking and other financial services to the Three Companies, Toyota, Nippon Life and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.
In connection with its opinion, Goldman Sachs has reviewed, among other things, the Agreements, the Business Alliance Agreement among Nissay Dowa, Aioi and Nippon Life entered into on September 30, 2009 in connection with the Transaction, and certain other agreements entered into by the Three Companies related to the integration of their businesses in connection with the Transaction; the Annual Securities Reports (Yuka Shoken Houkoku-Sho) of Nissay Dowa and Aioi for the five fiscal years ended March 31, 2009, MSI for the four fiscal years ended March 31, 2008, and MSIG for the one fiscal year ended March 31, 2009; the First Quarter Securities Reports (Dai-ichi Shihanki Houkoku-Sho) of the Three Companies for the first fiscal quarter ended June 30, 2009; certain other communications from the Three Companies to their respective shareholders; certain internal financial analyses and forecasts for Nissay Dowa prepared by its management and for MSIG and Aioi prepared by their respective managements, in each case, as approved for our use by Nissay Dowa (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Three Companies to result from the Transaction, as prepared by the managements of the Three Companies and approved for our use by Nissay Dowa (the “Synergies”). We also have held discussions with members of the senior management of Nissay Dowa regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction, the past and current business operations, financial condition and future prospects of Nissay Dowa, and the stand-alone prospects and the strategic alternatives available to Nissay Dowa if Nissay Dowa does not pursue the Transaction. In addition, we have reviewed the reported price and trading activity for the Nissay Dowa Shares, Aioi Shares and MSIG Shares (before March 31, 2008, the shares of common stock of MSI, compared certain financial and stock market information for the Three Companies (before March 31, 2008, MSI) with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Japanese property and casualty insurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
For purposes of rendering its opinion, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nissay Dowa. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Three Companies or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Nissay Dowa, Aioi or MSIG or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of any type of reserve of Nissay Dowa, Aioi, or MSIG. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of Nissay Dowa, Aioi or MSIG or ability of Nissay Dowa, Aioi or MSIG to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.
Our opinion does not address the underlying business decision of Nissay Dowa to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Nissay Dowa. We were not requested to solicit and did not solicit interest from other parties with respect to an acquisition of or other business combination with Nissay Dowa. The opinion addresses only the fairness from a financial point of view to the holders of Nissay Dowa Shares, as of the date hereof, of the Nissay Dowa Exchange Ratio pursuant to the Share Exchange Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreements or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Nissay Dowa; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Nissay Dowa, or class of such persons in connection with the Transaction, whether relative to the Nissay Dowa Exchange Ratio pursuant to the Share Exchange Agreement or otherwise. We are not expressing any opinion as to the prices at which MSIG Shares or shares of MS&AD Holdings will trade at any time. Our opinion is based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”) which has been supplied or otherwise made available to us, discussed with or reviewed by or for us, or is publicly available. We have not based any of our analyses upon any financial information prepared by the Three Companies in accordance with generally accepted accounting principles in the United States (“US GAAP”) and have not taken account of any differences between Japanese GAAP and US GAAP.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, we considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, we made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.
Nikko Citigroup performed a valuation based on a stock price analysis, a comparable companies analysis and a dividend discount model (DDM) analysis. The ranges of Stock Exchange Ratios calculated through such analyses are indicated below. The valuation ranges of Stock Exchange Ratios set forth below represent the valuation ranges for number of shares of MSIGH Common Stock to be allocated in exchange for one share of AIOI Common Stock or NDGI Common Stock, respectively.

Methodologies	AIOI	NDGI
1 Stock Price Analysis (Base Date (1))	0.159~0.194	0.154~0.192
2 Stock Price Analysis (Base Date (2))	0.127~0.185	0.147~0.222
3 Comparable Companies Analysis	0.162~0.199	0.166~0.224
4 DDM Analysis	0.142~0.210	0.144~0.213
In performing the stock price analysis, Nikko Citigroup set September 28, 2009 as a base date (“Base Date (1)”), and used the closing market prices of each Party on the Tokyo Stock Exchange during the one-month, three-month and six-month period ending on Base Date (1) as a basis for the analysis. In addition, it also set December 26, 2008 (the last trading date prior to December 29, 2008, which was the date on which the integration of MSIGH, AIOI and NDGI was reported by newspapers) as a base date (“Base Date (2)”), and used the closing market prices of each Party on the Tokyo Stock Exchange during the one-month, three-month and six-month period ending on Base Date (2) as another basis for the analysis. Nikko Citigroup has submitted a fairness opinion letter to MSIGH dated September 29, 2009 which opined that, based on and subject to the assumptions set forth below and other conditions, the Stock Exchange Ratios relating to this Business Integration are fair from a financial point of view.
In rendering its opinion, Nikko Citigroup assumed that all the information that it reviewed, including information provided to it as well as publicly available information, is accurate and complete, has relied on such information being accurate and complete, and has not conducted any independent verification of the accuracy or completeness of such information. In addition, Nikko Citigroup has assumed that there is no information that is not disclosed to Nikko Citigroup and that may have a material impact on the Share Exchange or the equity value of MSIGH, AIOI and NDGI. In rendering its opinion, Nikko Citigroup has not conducted any independent evaluation, appraisal, due diligence or other investigation, or verification of existence, of the assets or liabilities (including contingent liabilities) of MSIGH, AIOI and NDGI or their affiliates, etc. Nikko Citigroup assumed that the financial projections of MSIGH, AIOI and NDGI provided to it by MSIGH, as well as the prospective matters which are the bases for or assumptions underlying such projections, are reasonably prepared, answered or confirmed based on the current, best estimates and judgments of MSIGH, AIOI and NDGI, as well as reasonable and accurate assumptions. Nikko Citigroup also assumed that the financial conditions of MSIGH, AIOI and NDGI will actually change in accordance with such financial projections and related matters. In rendering its opinion, Nikko Citigroup has relied on such financial projections and the assumptions on which they are based, without conducting any independent examination or verification of the accuracy, appropriateness, feasibility or related matters thereof. In addition, in performing the DDM analysis, Nikko Citigroup has used and relied on the actuarial results provided by the actuaries retained by MSIGH for the equity value of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., Mitsui Sumitomo MetLife Insurance Co., Ltd. and Aioi Life Insurance Co., Ltd.
Nikko Citigroup is not an expert in legal, accounting or tax matters. In rendering its opinion, it has not conducted any independent verification or analysis of the legality and validity of this Business Integration and the appropriateness of the accounting or tax treatment thereof. It has also assumed that this Business Integration will be appropriately and validly consummated having undergone all procedures that are appropriate from a legal, accounting and tax perspective, and that none of the transactions that will be consummated in connection with the Business Integration, or the receipt, timing or conditions, etc. of the consents, licenses, or approvals of governments, regulatory agencies or others necessary to consummate the Business Integration, will have any adverse affect on the equity value of MSIGH, AIOI and NDGI. In rendering its opinion, Nikko Citigroup has not taken into account tax-related matters for MSIGH, AIOI, NDGI and their shareholders in connection with the Share Exchange. Nikko Citigroup’s opinion is necessarily based on financial, capital markets, economic and other conditions as in effect on, and the information provided to or obtained by Nikko Citigroup as of, September 29, 2009.
Nikko Citigroup only expresses its opinion on the items stated in the opinion letter and does not express any opinion on any matters not expressly stated in the opinion letter. Nikko Citigroup does not make any recommendation as to how any shareholder of MSIGH, AIOI and NDGI should vote with respect to the Share Exchange.
Nikko Citigroup is serving as financial advisor to MSIGH with respect to the Share Exchange and is expected to receive fees for such services. In addition, Nikko Citigroup or its affiliates, etc. has provided in the past, and currently may be providing, investment banking services unrelated to the Share Exchange to MSIGH, AIOI, NDGI or their affiliates, etc. and has received, and may receive, fees for rendering such services. Further, in the ordinary course of business, Nikko Citigroup or its affiliates, etc. may provide securities-related services or other financial services to MSIGH, AIOI, NDGI or their affiliates, etc., and may trade the securities of MSIGH, AIOI, NDGI or their affiliates, etc. for their own or their customers’ accounts.
Nikko Citigroup’s written opinion is being provided, at the request of MSIGH, solely for the purpose of its being used as reference material by the Board of Directors in considering executing the share exchange agreement relating to the Share Exchange as well as the Business Integration. MSIGH may not use Nikko Citigroup’s written opinion for other purposes other than that set forth above without the prior consent of Nikko Citigroup.

Attachment 2
Outline of Parties

(As at the end of March, 2009)
		(Wholly owned	(Wholly owned
		subsidiary in share	subsidiary in share
		exchange)	exchange)
		(Company surviving	(Company absorbed	(Wholly owning parent
		in absorption-type	in absorption-type	company in share
		merger)	merger)	exchange)
(1)	Name	Aioi Insurance Co., Ltd.	Nissay Dowa General Insurance Co., Ltd.	MS&AD Insurance Group Holdings, Inc. (currently Mitsui Sumitomo Insurance Group Holdings, Inc.)
(2)	Address	1-28-1 Ebisu, Shibuya-ku, Tokyo	4-15-10 Nishitenma, Kita-ku, Osaka-shi, Osaka	2-27-2 Shinkawa, Chuo-ku, Tokyo
(3)	Name and title of representative	Tadashi Kodama, President	Ichiro Tateyama, President	Toshiaki Egashira, President
(4)	Businesses	Non-life insurance business	Non-life insurance business	Insurance holding company
(5)	Capital	100,000 million yen	47,300 million yen	100,000 million yen
(6)	Incorporation date	June 30, 1918	March 23, 1944	April 1, 2008
(7)	Issued shares	756 million shares	390 million shares	421 million shares
(8)	Net assets	266,868 million yen (consolidated)	184,364 million yen	1,023,021 million yen
(9)	Total assets	2,804,162 million yen (consolidated)	1,100,172 million yen	7,440,709 million yen
(10)	Accounting period	March	March	March
(11)	Number of employees	9,842 (consolidated)	4,385	21,336 (consolidated)
(12)	Major banks	Bank of Tokyo-Mitsubishi UFJ Resona Bank Limited	Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ	Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Chuo Mitsui Trust and banking Company, Ltd
(13)	Major shareholders and their shareholding ratios	Toyota Motor Corporation 33.40% State Street Banking and Trust Company Limited 10.74% The Master Trust Bank of Japan Limited (Trust Account) 4.78%	Nippon Life Insurance Company 35.38% State Street Banking and Trust Company Limited 5.76% Japan Trustee Services Bank, Ltd. (Trust Account) 3.39%	Japan Trustee Services Bank, Ltd. (Trust Account 4G) 5.94% The Master Trust Bank of Japan Limited (Trust Account) 5.78% Japan Trustee Services Bank, Ltd. (Trust Account) 5.50%
(14)	Relationships between the parties	No party has a major capital, personnel, or trade relationship with any other party, and no party constitutes a relevant party with respect to any of the other parties.
(15)	Operating results and financial position over last three years

Aioi (Consolidated)
Accounting period ended	March 2007	March 2008	March 2009
Ordinary income	1,089,973 million yen	1,156,992 million yen	1,075,517 million yen
Net income from insurance premiums	868,907 million yen	871,589 million yen	829,147 million yen
Ordinary profit (loss)	27,201 million yen	(8,618 million yen)	(23,028 million yen)
Net profit (loss) for this period	16,187 million yen	(3,172 million yen)	(10,943 million yen)
Net profit per share	22.04 yen	(4.31 yen)	(14.90 yen)
Dividend per share (non-consolidated)	10.00 yen	10.00 yen	10.00 yen
Net assets per share	845.07 yen	574.83 yen	363.24 yen

NDGI
Accounting period ended	March 2007	March 2008	March 2009
Ordinary income	393,350 million yen	407,898 million yen	383,649 million yen
Net income from insurance premiums	326,341 million yen	318,249 million yen	310,918 million yen
Ordinary profit (loss)	9,647 million yen	12,486 million yen	(16,841 million yen)
Net profit (loss) for this period	6,259 million yen	6,450 million yen	(6,738 million yen)
Net profit per share	16.47 yen	16.98 yen	(17.74 yen)
Dividend per share (non-consolidated)	8.00 yen	8.00 yen	8.00 yen
Net assets per share	970.16 yen	719.51 yen	485.73 yen

MSIGH
(Consolidated) (See Note 1)
Accounting period ended	March 2007	March 2008	March 2009
Ordinary income	2,117,072 million yen	2,137,603 million yen	2,040,013 million yen
Net income from insurance premiums	1,492,808 million yen	1,541,032 million yen	1,445,651 million yen
Ordinary profit (loss)	91,684 million yen	60,866 million yen	(13,044 million yen)
Net profit (loss) for this period	60,796 million yen	40,027 million yen	8,192 million yen
Net profit per share	42.82 yen	28.37 yen	19.45 yen
Dividend per share (See Note 2)	14.00 yen	16.00 yen	54.00 yen
	(46.67 yen)	(53.33 yen)
Net assets per share	1,536.71 yen	1,178.48 yen	2,411.70 yen

(Note 1)	The figures for March 2007 and 2008 are the results of MSI, and those for March 2009 are the results of MSIGH.

(Note 2)	The figures in brackets are the dividend amounts converted into the amount per share of MSIGH. On the incorporation of MSIGH in April 2008, 0.3 shares of MSIGH were allotted for each share of MSI.

Master Integration Plan September^30,2009 Aioi Insurance Company, Nissay Dowa General Insurance Company and Mitsui Sumitomo Insurance Group - To become a world-class insurance and financial group- In this "Master Integration Plan" "Aioi" represents Aioi Insurance Company, Limited "NDGI" represents Nissay Dowa General Insurance Company, Limited "Aioi Nissay Dowa" represents Aioi Nissay Dowa Insurance Company, Limited "MSIG" represents Mitsui Sumitomo Insurance Group "MSIGH" represents Mitsui Sumitomo Insurance Group Holdings, Inc "MSI" represents Mitsui Sumitomo Insurance Company, Limited

Purpose of the Business Integration Aspirations for the new Integrated Group Our Mission Our Vision Our Values Aspirations for the new Integrated Group To achieve sustainable growth and to enhance enterprise value through the creation of a globally operating and world- leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quantity of operational bases and corporate resources. Indicates the significance of the Group Indicates aspirations for the Group Indicates our values which we respect in our daily business To contribute to the development of a vibrant society and help secure a sound future for the earth, by bringing security and safety through the global insurance and financial services business. To create a world-leading insurance and financial services group that continues to seek sustainable growth and to enhance enterprise value. PROFESSIONALISM INNOVATION INTEGRITY We make continuous efforts to improve our skills and proficiency to provide high quality services. We listen to our stakeholders and continuously seek ways to improve our work and business. We are sincere, kind, fair and just in all our dealings with everyone. CUSTOMER FOCUSED We continuously strive to provide security and achieve customer satisfaction. TEAMWORK We achieve mutual growth by respecting one another's individuality and opinions, and by sharing knowledge and ideas.

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

Foster a corporate culture of challenging spirit as professionals and grow with employees and agencies. Foster a corporate culture under which every single employee tackle challenges as a professional.^ Create a group that its members are proud of and want to work for and in which employees and agencies can grow with the Group. Win customers' trust and realize growth through quality improvement. Make every operation customer focused and deliver to all variety of customers products and services of the highest quality. Establish virtuous cycles and realize sustainable growth by injecting profits obtained from growth back into quality improvement. Integrate all the power of the Group and pursue group synergies to enhance profitability even further. Aim to enhance efficiencies and increase group profitability by pursuing synergies within the Group. Revise all of the Group's operations from the perspective of maximizing performance of the Group, utilizing integration of operational processes and computer systems and development of shared services, and capitalize on economies of scale. Allocate resources strategically to selected and focused areas, as well as secure soundness of business operations. Allocate expanded corporate resources into important and growing areas and aim to make an efficient use of resources and to accelerate growth of the Group. Secure the soundness of the entire Group, by conducting business operations in each group company with the soundness required in the insurance and financial service businesses and by establishing a Group-wide corporate governance structure with the core of the holding company. Basic Strategy (1)

Basic Strategy (2) -To Improve Enterprise Value

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

Group Corporate Governance (2) The holding company will be a company with auditors and a board of auditors. The holding company will have a Nomination committee and a Remuneration committee as internal committees for the board of directors. These committees will provide the board of directors with advice. The majority of members of the committees are outside directors and the chairpersons of the committees are elected from among these outside directors. The holding company will introduce an executive officer system and separate the directors' "management decision-making and supervisory roles" from the executive officers' "execution of business role", in pursuit of the prompt execution of business and effective decision making and management. Executive officers will be responsible for each of the divisions (listed in the table to the right) in the holding company and in charge of the promotion and coordination of the Group's strategies. Corporate Governance The Holding Company Management Structure Main Roles of the Departments Shareholders Meeting Board of Directors Group management committee Officers in charge Departments Nomination Committee Remuneration Committee Board of Auditors Task-specific committee meetings Departments to be Established Main Roles Corporate Planning Dept. Formulation and promotion of the group management plan Capital policies Corporate governance Corporate social responsibilities Promotion of integration Promotion of shared services Business Development Dept. Enhancing and developing new business bases Provision of support to group companies related to strategic alliance, M&A and other matters Human Resources Dept. Human resource strategies for the group Accounting Dept. Accounting and consolidated financial reporting Financial reports prepared in accordance with USGAAP Research and planning regarding the International Accounting Standards, etc. Corporate Communication and Investors Relations Dept. External public relations and investor relations activities for the Group General Affairs Dept. Shareholders' meetings, matters regarding stock, etc., General affairs, Legal affairs, Control of the disclosure Crisis management Compliance Dept. Group compliance policies Monitoring the status of compliance at group companies Corporate Risk Management Dept. Group risk management policies Enterprise risk management Monitoring the status of risk management at group companies Internal Audit Dept. Monitoring internal audits at group companies Corporate Auditors' Office Assisting auditors' activities

Domestic Non-life Insurance Business ^Aioi Nissay Dowa Insurance ^Mitsui Sumitomo Insurance ^Mitsui Direct General Insurance To develop and provide attractive products and services suitable for the various operational bases and customer bases. To enhance sales capabilities by developing business models that can satisfy customers' needs in each market, and by concentrating resources in growing areas. To improve quality of business processes and to create best practices by utilizing know-hows and infrastructures of Aioi, NDGI, and MSI.. To reduce business expenses significantly and to improve efficiency by integrating operational processes and by consolidating offices for sales and claims handling. To ensure profitability while simultaneously expanding business in the high-growth direct sales market. Domestic Life Insurance Business ^Mitsui Sumitomo Kirameki Life Insurance ^Aioi Life Insurance ^Mitsui Sumitomo MetLife Insurance To accelerate growth by providing customers with attractive products and services mainly through cross-selling as well as through other sales channels such as financial institutions, life insurance agencies, and direct sales on expanded operational bases. To establish the Group's position as a leading company in the area of individual annuities business by providing products that meet customers' needs and by enhancing sales capabilities. Overseas Business To expand business actively in the Asian region through the Group's extensive operational bases and superiority.^ To pursue expansion and profits in Europe by enhancing the Group's services structure, and to ensure solid profits in the Americas.^ Active investment in new business in selected and focused strategic regions and areas.^ To expand overseas reinsurance business. Financial Services Business To expand asset management business by enhancing the salability of products and sales capabilities. To restructure a financial guarantee business in response to the structural changes in the financial market. To actively promote 401k business that responds to both corporate and individual needs. To expand ART (Alternative Risk Transfer) business, personal loan related business, and venture capital business. Risk Related Services Business To provide services other than insurance services, that contribute to customers' risk solutions. (Risk management business, nursing care business, asset valuation and appraisal business, and assistance business) To promote new businesses in light of changes in the business environment. To grow as a group with business domains of domestic non-life insurance, domestic life insurance, overseas business, financial services, and risk-related services by expanding each of these businesses. Business Domain and Individual Strategies

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

Medium-Term Targets (Synergies from the Integration)

10

- To expand our customer base through quality improvement of services for customers by utilizing the strengths of Aioi, NDGI, and MSIG, to enhance efficiencies through integration and standardization in the areas of no competition including operational processes and computer systems, and to realize quality improvements of business.
- We anticipates that the Group will be able to realize synergies from the business integration to the scale of more than 40 billion yen for FY2013, and, ultimately, approximately 50 billion yen [per annum] (compared with FY 2008 results).

【Estimated Results of the Integration for FY 2013 (compared with FY 2008 results) 】

Streamlining of systems development and operations costs by integrating the computer systems of the three companies	▲12 billion yen (More than 20 billion yen from FY 2015)
Integration of sales and claims handling facilities, effective use of real property, and streamlining of printing and distribution costs	▲10 billion yen
Streamlining expenses such as expenses to outside vendors, daily activity costs, and personnel expenses, through reconstruction of business processes and structures, etc.	▲15 billion yen
Concentrated allocation of corporate resources into growing markets, further cultivation of close customer markets, improvements in the loss ratio of the Group by sharing the each company's know-how on underwriting and loss prevention, and mutual use of overseas networks, etc.	▲5 billion yen

Synergies from the Integration

More than 40 billion yen per annum in FY 2013 (compared with FY2008)

↓

Approximately 50 billion yen per annum from FY 2015 (compared with FY2008)

Cumulative non-recurring costs such as system integration costs are estimated at approximately 70 billion yen

Capital Management Policy To allocate resources to high-growth areas both in Japan and overseas, aiming to become a global insurance and financial services group, while seeking to enhance the growth and business diversification of the Group. To actively invest in high-growth areas such as life insurance business in Asia, non-life insurance business in ASEAN, business in Europe thereby extending insurance and financial service operations globally, while continuing investment for quality improvement both in Japan and overseas. To enhance the risk/capital management structure to secure financial soundness of the Group, while going on with further reduction of risk-weighted assets and good use of capital, with a view to improving the capital efficiency of the Group . To retain credit ratings of "AA" classification over the mid-to-long term. To enhance the risk/capital management structure Group wide, where risk and capital be managed within the Group's unified framework. To further reduce risk-weighted assets and maintain the solid financial structure to be well-prepared for deteriorated financial market circumstances, while making good use of capital. To manage the strategic stockholdings under an integrated controlling method, where the efficiency of stockholdings and risks/returns are integrally measured on the total Group basis, thereby restraining the balance in the view of the market conditions. To return to shareholders approximately 50% of Group Core Profit over the medium-term through dividends and share buyback. To aim to increase profit through realizing integration effects and promoting growth strategies, thereby providing the shareholders with increased returns. To aim to maintain an increasing trend of dividends by enhancing profitability over the medium term, while maintaining a stable level of dividend per share. The timing and amount of share buyback to be determined from time to time taking into consideration the Group's capital position as one perspective.

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

The businesses will be integrated by using a holding company structure. To enhance economic efficiencies and simplify legal procedures, MSIGH will be the holding company of the New Integrated Group. MSIGH will each conduct share exchanges with Aioi and NDGI while MSIGH will be renamed. After the share exchange is carried out, Aioi and NDGI will merge. Method of Business Integration For each share of common stock in Aioi, 0.190 shares of common stock in MSIGH will be allotted. For each share of common stock in NDGI, 0.191 shares of common stock in MSIGH will be allotted. Share exchange ratio (details of allotment) Board of Directors resolution: September 30, 2009 Execution of share exchange agreement and merger agreement: September 30, 2009 Public notice of record date for voting at general meeting of shareholders: October 5, 2009 (planned) Record date for voting at general meeting of shareholders: October 21, 2009 (planned) Resolution of general meeting of shareholders approving share exchange and merger: December 22, 2009 (planned) Date of delisting (Please see Note below): March 29, 2010 (planned) Date of share exchange (effective date): April 1, 2010 (planned) Date of merger (effective date) (Please see Note below): October 1, 2010 (planned) Note:The schedule items concerning the delisting and the merger relate only to Aioi and NDGI. Schedule for Share Exchange Business integration (share exchange): April 1, 2010 Merger: October 1, 2010 Timing of Integration and Merger Overview of Share Exchange Overview of the New Integrated Group New Holding Company Merger Company (Formed through merger of Aioi and NDGI) MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) Company name Aioi Nissay Dowa Insurance Company, Limited Chuo-ku, Tokyo Location of head office Shibuya-ku, Tokyo There will be 13 directors, 4 of whom will be outside directors. There will be 5 auditors, 3 of whom will be outside auditors. Number of Directors and Corporate Auditors Management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law Businesses Non-life insurance business 100,000 million yen Capital 100,000 million yen (as at April 1, 2010) Toshiaki Egashira to be elected as the President Name of representative (as at October 1, 2010) There will be 6 representative directors, 3 from each of Aioi & NDGI. There will be 2 chairmen, 1 from each of Aioi & NDGI. The President will be from Aioi. Surviving company Aioi Insurance Company, Limited Overview of the New Integrated Group Formulate and promote group strategies Group risks management Capital policies Promote integration Promote shared services Support development of businesses of group companies Management and administration of group companies Establish a group corporate governance structure under the holding company, thereby promote group management strategies from the perspective of strengthening growth and profitability of the entire Group, while enable the group operating companies to focus on their businesses and to respond swiftly to their markets. The parties as at Ap ril 2010. Group Corporate Governance (1) The Holding Company’s Function The Group Operating Companies’ Function Formulation of strategies and execution of operation within its business area. Management and administration of itself as an individual company. For areas where it is necessary to adjust strategies as between Aioi Nissay Dowa and MSI (Aioi, NDGI, and MSI before the merger) with respect to such aspects of business as sales promotion, product strategies, and claims handling strategies, the Non-life Insurance Business Strategy Council (provisional name) will be established and will formulate strategies to maximize the group’s performance. Aioi Nissay Dowa and MSI will conduct their business operations while maintaining the maximum degree of autonomy from each other. Mitsui Sumitomo Insurance Company, Limited Aioi Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. The reorganization of the non-life insurance companies under the holding company will be looked into swiftly based on the business environments. The reorganization by function and/or line of business or the further merger of Aioi Nissay Dowa and MSI are options for such reorganization. Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance aim to merge soon after the integration of businesses between the three parties. Nissay Dowa General Insurance Company, Limited The parties as at October 2010. NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Aioi Nissay Dowa Insurance Company, Limited (the new company formed out of the merger) NON-LIFE INSURANCE BUSINESS STRATEGY COUNCIL Mitsui Sumitomo Insurance Company, Limited MS&AD Holdings (holding company) Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Company, Limited Aioi Life Insurance Co., Ltd. Profit Indicators for the group Group’s Core Profit = consolidated net income — net capital gains/losses on stock portfolio (gains/losses from sale, etc.) — net evaluation gains/losses on credit derivatives — other incidental factors + equity in earnings of the non-consolidated group companies Medium-Term Targets (Numerical Targets) Target Business Portfolio (unit: billion yen) Numerical Targets (unit: billion yen) Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Profit Indicators for the group* (27.1) 41.0 150 Domestic non-life insurance 7.6 26.6 [65%] 100 [67%] Domestic life insurance (3.6) 1.5 [4%] 15 [10%] Overseas business (28.6) 12.0 [29%] 30 [20%] Financial services/Risk related service business (2.4) 0.9 [2%] 5 [3%] Fiscal year 2008 (Actual) Fiscal year 2009 (Forecast) Fiscal year 2013 (Target) Non-life consolidated net premiums written 2,591.1 2,550.5 2,700 Life annualized premium in force .1 265.2 269.4 330 ROE based on Group Core Profit .2 — 2.5% 7% 1:Total of Annualized premium in force of Aioi Life and that of Mitsui Sumitomo Kirameki Life(excluding group insurance) 2:ROE based on Group Core Profit=Group Core Profit ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts) ROE for FY 2008 is not indicated due to negative number. Method and Timing of the Integration To jointly construct a new infrastructure which will come into operation in April 2013. To integrate the systems of Aioi and those of NDGI by October 2010, as the first step of the integration, in order to facilitate the business operations of the new company formed out of the merger. To start migration to the jointly-established infrastructure in April, 2013, aiming to complete inApril 2014. For the three companies to jointly establish the System Integration Committee to oversee the progress of the system integration and the risks involved in the system integration, as far as the completion of th e construction. Outline of the System Integration Committee A third party firm to be assigned to evaluate the framework of the risk management accompanying the overall business integration, including the system integration. System Integration Policy in the Area of Non-life Insurance Purpose Roles Structure Third Party Evaluation The System Integration Committee will be organized to oversee the progress and the risks that may accompanying the system integration. Consultation on important issues concerning the system integration. Oversight of the progress of projects. Decision-making on system migration. Composed mainly of directors in charge of the system divisions of the three companies as well as general managers of such divisions. To meet, in principle, once a month. To construct a cutting-edge system to provide full support for next-generation products and services at all the various stages, from development of those products and services, to the execution of a contract and the claims payment in respect of those products and services, thus improving the quality and productivity of all business processes. To cut a total of 20% or more of the entire development and operational costs in systems. To make continuous efforts for quality improvement of all business processes and win customer trust. To that end, the Group will provide products and services that are easy for customers to understand, establish a sales network trusted by customers, make adequate claims payments, and respondto customer needs promptly and politely. To promote the development of operational processes and systems that help to improve quality improvement of the Group’s products and services. Specific Measures for Realize the Effects of Integration Quality improvement To increase the Group’s market share by concentrating corporate resources in high-growth markets. To promote further cultivation of close customer markets. Growth Profitability To realize group synergies and to accelerate growth by sales promotion that is appropriate for each sales channel. To promote sales of life insurance and individual annuity products through financial institutions. To utilize the Group’s overseas network, which is one of the most extensive among Japanese non-life insurers, to develop and cultivate markets home and abroad. To focus the companies’respective know-how, products, and corporate resources in regions and areas with potential growth and profit in order to further expand business. To endeavor to meet customer needs by utilizing expanded operational bases. To proactively consider expanding business in areas of strength for the Group and entering into those areas, including opportunities for business alliance or M&As. To expand, in particular, life and non-life insurance business overseas by utilizing expanded capital base and human resources. To cut a total of around 45 billion yen in operational costs fordomestic non- life insurance business in FY2015 including system and others. To jointly establish new systems by Aioi Nissay Dowa and MSI by April, 2013, with more than 20% reduction in system development and operationcosts. To realize further lower cost operations by improving efficiencythrough the business processes reform and the jointly developed system. To reduce property costs by efficiently utilize the real estate of the three companies’and by approximately 20% of sales offices and claims handling offices of two of the merged companies’. To establish a high-quality agency network that is suitable for a world-leading insurance and financial services group that is trusted by customers. To contribute to maximize the Group’s profitability by promoting retention within the Group, expanding the Group’s reinsurance capacity, and enhancing overseas reinsurance business. To pursue the stabilization of insurance profit by diversifyingthe Group’s global underwriting portfolio. To aim to stabilize the earnings from investment by utilizing t he expanded managed assets and know-hows of the Group. To control the balance of strategic stockholdings, particularly in light of efficiency. To facilitate the integration of offices and local subsidiaries to streamline business. To increase the Group’s premium income and fees by effectively utilizing its overseas network of 41 countries and regions. For Aioi Life Insurance and Mitsui Sumitomo Kirameki Life Insurance to aim to merge at an early stage after the three companies’business integration. To promote optimal allocation of human resources to improve productivity by shifting personnel to growing areas and optimizing the roles of all employees, etc. To promote improved risk management, with a view to improving the enterprise value of the Group continuously, and maintaining and improving asoundness of financial condition of the Group. Domestic non- life insurance Domestic life insurance Overseas Financial services and risk-related services Business expansion Streamlining operations Operational processes and systems Offices Sales network Policies on retention and reinsurance Asset management Overseas Business Domestic life insurance Human resources Quality improvement Ensuring soundness

Main Business Alliances and Joint Efforts

14

Area	Specific efforts	Timing
Overseas business	• To provide products and services through mutual utilization of insurance underwriting facilities within the Group. • To promote personnel exchange such as secondment among overseas subsidiaries and affiliates within the Group.	• From October 2009 • From October 2009
Operational processes and systems	• To jointly establish new systems that will place the Group at the forefront of the industry. • To integrate operational processes through creating new systems. • To share contact centers and system bases.	• April 2013 • From April 2013 • From January 2012
Agency education, systems, and tools	• To jointly implement advance education as a part of the agent education system. • To use common tools for agent education. • To share the same agent education management system.	• From January 2010 • From April 2010 • From October 2010
Products and services	• To share the service programs of the risk consulting companies of the Group (to jointly hold seminars, etc.). • To jointly create tools for training employees and agents regarding the new Japanese Insurance Law and to utilize these tools in the training.	• From October 2009 • From July 2009
International accounting standards and accounting operations	• To jointly prepare for future adoption of the international accounting standards. • To utilize "Global Management Information System", the Group's consolidated financial system. • To create a common system for the appropriation of expenses.	• From October 2009 • From April 2010 • From April 2011
Shared services	• To develop shared back office operations among the Group companies by such as integrating companies in the Group with common roles (general affairs, real estate related matters, accident report, administrative operations, systems, etc.). • To create a shared group physical distribution system, and to jointly produce and deliver printed matters.	• From October 2010 • From October 2010
Miscellaneous	• To mutually utilize the claims handling subsidiaries within the Group. • To integrate affiliates that conduct risk consulting service, research, and loan and guarantee business. • To utilize a common asset management risk measurement system in order to promote integrated management of assets and liabilities. • To form a marketing alliance products and to jointly develop new products in ART (Alternative Risk Transfer) business. • To share know-how through personnel exchange, promote female participation, and implement other collaborative programs. • To jointly address environmental measures by introducing online delivery of the terms and conditions of the insurance policies. • To cooperate in case of a major disaster. • To work on the environmental friendly initiatives such as CO_2 reduction in daily business activities in accordance with ISO 14001, and to support activities to preserve biodiversity.	• From October 2009 • April 2010 • From April 2010 • From April 2010 • From October 2009 • From January 2010 • From April 2010 • From April 2010

September 30, 2009 Basic Plan for New Merged Company Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd.

Management Principles of New Company Management Philosophy (Mission) Management Vision Principles of Conduct (Values) Teamwork We respect each other's characteristics and opinions and grow together by sharing our knowledge and ideas. Integrity We treat people honestly, kindly, fairly and equally in all situations Customer Focused We work for customers' peace of mind and satisfaction. Professionalism We improve our business operations in order to provide high-quality services. We create a company developed based on the trust of each customer by offering high-quality products and services to all customers. Innovation We listen to stakeholders' voices and review our own work. Community-Based We value relationships with local communities. Passion We are passionate about our business in all aspects. We support the development of vital social communities and the sound future of the earth by^ providing peace of mind and safety to customers through global business activities of insurance and financial services.

Basic Concepts for Continuous Growth of New Company Aioi's Strengths - Toyota Market Retail sales channels (professional insurance agencies, auto body repair shops, and construction and real estate companies) Sophisticated Claims service (know-how and network) - Sales bases in the Tokyo metropolitan area and the Chukyo area Nissay Dowa's Strengths - Nippon Life Insurance Market - Sales channels of professional insurance agencies, large companies and financial institutions - Strong and solid financial base (high solvency margin ratio) - Sales base in the Kansai area We aim to realize the best customer satisfaction in the non-life insurance industry by developing management practices and business operation processes for quality improvement based on the top-level growth potential, profit performance and financial soundness. Resources invested in growing business fields in Japan and overseas Further reinforcement of profitability and financial soundness Business operation reform to improve quality and effective infrastructure investment Initial plans following the Merger Mutually Complementary Relationship

Basic Strategies of New Company We aim to realize continuous growth by diversifying our business and utilizing resources based on our well-balanced business structure. Utilize resources and strengthen corporate growth by devoting increased management resources to important and growing business areas - Develop channel strategies to increase presence in the retail market by utilizing cooperative channels developed by various agencies - Accelerate market cultivation in Toyota and Nippon Life markets having more potentiality to develop by working together and improving response capabilities - Secure high growth in the wholesale field by utilizing wide cooperative relationships beyond conventional relationships with financial institutions and corporations - Accelerate overseas business development by expanding the network of new group and promptly dispatching human resources Realize high efficiency and profitability as soon as possible by pursuing group synergies - Stabilize low loss ratios by smoothly sharing management system and know-how in claims service centering on process management -Develop local management system that unifies sales, claim services and business operation focusing on profitability by introducing regional head office system - Secure stable investment income by making well-balanced investment portfolios - Achieve benefits of the merger of the two companies as soon as possible by integrating systems and branch offices and devoting resources to growing business areas Profitability Develop operation system that responds to changes in market environment by achieving top-class financial base in the industry and reinforcing risk management system - Strengthen equity capital base by increasing retained earnings - Stabilize and reinforce financial base by improving risk management system ^ Soundness Create corporate culture where new challenges are welcomed and the company grows together with employees and agencies - Enhance communication with stakeholders and create new corporate culture by integrating into a company in a quick and efficient manner - Create vibrant work environment that promotes teamwork and gives employees feelings of job satisfaction to utilize employees' individual strengths through career improvement programs which support employees' individual challenges Create a company that is chosen based on the trusts of customers for superior quality - Provide high-quality products and services to all customers based on customer-first principles - Devote resources to infrastructure development for quality improvement of business operations Quality improve- ment Corporate culture Growth ability

Wholesale market (large companies and financial institutions) Retail market (individuals and small & medium-sized companies ) Strategies for Growth in the Domestic Non-Life Insurance Market Toyota group's dealers Auto Body Repair Shops Construction and Real Estate Companies Nippon Life Insurance's TS staff Strong retail channel network Expansion of business alliances beyond conventional corporate groups Nippon Life Insurance's RM teams Sales team and risk consulting team of new company Enhanced human resources and funds created by the merger Establishment of best quality operational base Allocate human resources to key markets Reform business operations Develop best claims service system collaboration Know- how sharing Aim to increase presence in the retail market by utilizing Toyota group's dealers and the cooperative channels among Nippon Life Insurance's sales staff, growing professional insurance agencies and top-class agencies of auto body repair shops and construction and real estate companies and "TKC" Aim to secure high growth ability in the wholesale market through the expansion of business alliances beyond conventional corporate groups based on the collaboration with Nippon Life Insurance Aim to establish best quality operational base that supports corporate growth by utilizing cost and human resource synergies and investment capacity created by the merger Professional Insurance Agencies TKC Channel cooperation Channel cooperation

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between MSIGH and Aioi Insurance Co., Ltd. (“AIOI”), which is a part of the proposed business combination among AIOI, Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meeting at which the proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed share exchange and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed share exchange carefully before they make any decision at the shareholders’ meeting with respect to the proposed share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group.